SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 14, 2004

                           Commission File No. 1-14838

                                   ----------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated June 11, 2004 announcing Rhodia's signing of a definitive agreement with Bain Captial for the sale of Rhodia's North American specialty phosphates business.


  Incorporated by reference into Rhodia's Registration Statements on Form F-4
                              (Reg. Nos. 333-107379 and 333-116215)

                                 [Rhodia logo]

                                                                   PRESS RELEASE

              RHODIA SELLS ITS NORTH AMERICAN SPECIALTY PHOSPHATES
                BUSINESS TO BAIN CAPITAL FOR 550 MILLION DOLLARS


Paris, June 11, 2004 - Rhodia today announced the signing of a definitive agreement with Bain Capital for the sale of Rhodia's North American specialty phosphates business for an enterprise value of 550 million dollars (approximately 460 million euros at today's exchange rates). The agreement is expected to be finalized in the third quarter of 2004.

The business produces phosphoric acid and phosphates for use in a wide variety of industrial applications, including food, pharmaceuticals, water and metal treatment, horticulture, textiles and detergents. It had total net sales of 400 million euros in 2003 and employs 1,075 people.

The business will be managed by the existing senior management team and will be renamed upon completion of the transaction. As part of the sale agreement, Rhodia will continue to market phosphates with applications in pharmaceuticals.

After closing adjustments, divestiture fees and tax impact, the total net proceeds from divestitures in 2004 is expected to be substantially over the 700 million euro objective announced by the Group in October 2003.


This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 14, 2004                     RHODIA

                                        By:    /s/ PIERRE PROT
                                               -----------------
                                        Name:  Pierre PROT
                                        Title: Chief Financial Officer



                                       3